82.4776

Saipem

Via Martiri di Cefalonia 67
20097 San Donato Milanese (MI)
Telex: 310246 Eni-Saipem
Fax: 02/52044415
Tel. centralino: 02/5201

Società per Azioni
Sede Legale in San Donato Milanese
Via Martiri di Cefalonia 67
Capitale Sociale Euro 441.177.500 i.v.
Registro delle Imprese di Milano, Codice Fiscale 00825790157
Partita IVA: 00825790157
R.E.A. Milano n. 788744

Società soggetta all'attività di direzione
e coordinamento dell'Eni S.p.A.

Eni
GROUP

RECEIVED
2005 APR -7 A 8:
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

SECURITIES AND EXCHANGE COMMISSION
450 Fifth Street, N.W.
WASHINGTON, D.C. 20549
U.S.A.


05007059

Rif./Prot. SEGR/102
San Donato M.se, April 1, 2005

SUPPL

Re: Saipem S.p.A. - File No. 82.4776

Dear Sirs,

Please find enclosed the following documents that are being furnished pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

- Saipem Press Release dated 24th February 2005
- Saipem Press Release dated 8th March 2005
- Saipem Press Release dated 24th March 2005

Each document indicates the file number in the upper right hand corner of each unbound page.

If you have any questions or comments or require further information, please contact Mr. Alessandro Bernini, telephone number -- (2) 52034293 or Mr. Michele Nebbioli, telephone number -- (2) 52054276.

Yours faithfully,

PROCESSED
APR 07 2005
THOMSON
FINANCIAL

Saipem S.p.A.
Administration, Finance and Control
Senior Vice President
(Alessandro Bernini)






RECEIVED
2005 APR -7 A 8: 16
OFFICE OF INTERNATIONAL
CORPORATE FINANCE


Eni
GROUP

Press Release

Saipem wins 550 million USD offshore contracts

Saipem has been awarded three offshore construction contracts valued at 550 million USD in Indonesia and the North Sea, following international tender.

Indonesia

Two contracts cover engineering, procurement, fabrication and installation of two platforms and two pipelines for the Tangguh Liquefied Natural Gas (LNG) project, in the Berau Bay area, Papua, about 3,000 kilometres east of Jakarta, Indonesia.

The two 20 kilometres pipelines will connect the platforms to the LNG shore facilities. Installation and laying activities are scheduled to be completed in mid 2007.

The contracts have been awarded by BP Berau Ltd, operator of the Tangguh LNG Project, and are the first major EPIC awards for the region.

North Sea

The third contract has been awarded by Talisman Energy, as part of the development of the Tweedsmuir field, located 200 km northeast of Aberdeen, Scotland, and comprises the laying, burial and testing of approximately 60 kilometres of pipe in pipe line. Offshore works will be carried out mainly by the vessel Castoro Sei between second and third quarter 2006.

San Donato Milanese, 8 March 2005

82.4776





Website: www.saipem.eni.it
Switchboard: +39-025201
Shareholder Information:
Saipem S.p.A., Via Martiri di Cefalonia, 67 - 20097 San Donato Milanese (MI), Italy

Relations with institutional investors and financial analysts:
Mr Giulio Bozzini
Mr Salvatore Colli
Tel.: +39-02520.34653
Fax: +39-02520.54295
E-mail: investor.relations@saipem.eni.it



82.4776



PRESS RELEASE – 24TH MARCH 2005

Saipem 2004 financial results: consolidated net income 197 million euros; dividend of 0.15 euro per ordinary share and 0.18 euro per savings share.

Purchase of 2,000,000 treasury shares to implement the company incentive schemes.

Today, the Board of Directors of Saipem S.p.A. approved the Consolidated Financial Statements at 31st December 2004, which reported a net income of 197 million euros (196 million in 2003), bearing out the preliminary results announced on 24th February 2005.

The Board of Directors also approved the Statutory Financial Statements of Saipem S.p.A. at 31st December 2004, which reported net income amounting to 61 million euros (68 million in 2003).

The Consolidated and Statutory Financial Statements are currently being reviewed by the Independent Auditors.

Saipem's Board of Directors moved to propose to the General Shareholders' Meeting, scheduled to take place on 28th and 29th April 2005, first and second summons respectively, the distribution of a dividend of 0.15 euro per ordinary share (*) (0.148 euro in 2003) and 0.18 euro per savings share (*) (0.178 euro in 2003). The dividend will be paid from 26th May 2005 (date of coupon 23rd May 2005).

The payout, in line with that of 2003, is equal to approximately one third of the consolidated net income.

(*) New fiscal regulations in force from 1st January 2004 provide that dividends do not benefit from any tax credit and, depending on the receiver, are taxed at source or are partially added to the taxable income.


Eni
G R O U P

Introduction of International Financial Reporting Standards (IFRS)

With reference to our communication on this subject in the press release of 24th February 2005 and the document issued by Consob on 10th March 2005, the First Quarter Report at 31st March 2005 will contain reconciliations between traditionally used accounting principles and the new IFRS. Specifically: (i) reconciliation between net equity at 1st January 2004 and 31st December 2004; (ii) reconciliation of the 2004 net income.

With regard to IAS 32 and 39, pertaining to the evaluation and recognition of financial instruments, Saipem opted to introduce them as of 1st January 2005, as authorised by IFRS 1.

PricewaterhouseCoopers was instructed to review all data resulting from the introduction of the new standards.

Purchase of treasury shares for allocation to the Company Incentive Schemes

The Board of Directors moved to submit for approval to the General Shareholders' Meeting the purchase of up to 2,000,000 treasury shares, for a total amount not exceeding 24 million euros, for allocation to the Incentive Schemes as follows:

- 1,200,000 to the 2005 Stock Option Scheme; stock options will be offered for purchase, after the vesting period (*), to managers holding positions directly responsible for Group results or of strategic interest, at the price equal to the average official price recorded by the Telematic Stock Market during the month preceding the date of allocation;
- 800,000 to the 2004 Stock Grant Scheme; stock grants shall be offered free of charge to managers, who achieved targets set by the company.

(*) three years for assignees resident in Italy and four years for assignees resident in France.


Eni
GROUP

Attachments:

- Saipem S.p.A. Reclassified Balance Sheet and Reclassified Income Statement by nature of costs;
- Saipem Group Reclassified Consolidated Balance Sheet and Reclassified Consolidated Income Statements by nature and destination of costs.

San Donato Milanese, 24th March 2005


Eni
GROUP

SAIPEM S.p.A.

RECLASSIFIED BALANCE SHEET

(thousand euros)

	31 December 2003	31 December 2004
Net tangible fixed assets	72,871	95,812
Net intangible fixed assets	20,823	16,628
Financial investments	1,393,953	1,417,053
Loan to an associated company for operating purposes	22,801	22,801
Non-current assets	**1,510,448**	**1,552,294**
Inventories	161,753	119,542
Other current assets	691,004	609,506
Current liabilities	(749,688)	(709,811)
Provision for contingencies	(33,313)	(23,700)
Net current assets	**69,756**	**(4,463)**
Employee termination benefits	**(25,644)**	**(28,155)**
CAPITAL EMPLOYED	**1,554,560**	**1,519,676**
Share capital	440,714	441,178
Reserves and net income for the year	248,353	244,902
Shareholders' equity	**689,067**	**686,080**
Net financial debt – medium/long term	501,646	425,000
Net financial debt – short term	363,847	408,596
Net debt	**865,493**	**833,596**
COVER	**1,554,560**	**1,519,676**
SHARES ISSUED AND OUTSTANDING	**440,713,700**	**441,177,500**



SAIPEM S.p.A.

RECLASSIFIED INCOME STATEMENT BY NATURE OF COSTS

(thousand euros)

	2003 (*)	2004
Operating revenues	**1,499,905**	**1,245,924**
Other revenues and income	15,628	31,331
Purchases, services and other costs	(1,198,675)	(1,074,547)
Payroll and related costs	(141,006)	(142,947)
GROSS OPERATING INCOME	**175,852**	**59,761**
Amortisation, depreciation and write-downs	(53,932)	(36,888)
OPERATING INCOME	**121,920**	**22,873**
Financial expenses, net	(35,803)	(18,466)
Income from investments	4,354	64,787
INCOME BEFORE EXTRAORDINARY ITEMS AND INCOME TAXES	**90,471**	**69,194**
Extraordinary expenses, net	(1,897)	(357)
INCOME BEFORE INCOME TAXES	**88,574**	**68,837**
Income taxes	(20,260)	(8,083)
Net adjustments associated with fiscal benefits	88	–
NET INCOME FOR THE YEAR	**68,402**	**60,754**

(*) Data relating to 2003 were reclassified to enable the comparison with data for 2004.

Saipem

82.4776



SAIPEM GROUP

RECLASSIFIED CONSOLIDATED BALANCE SHEET

(million euros)

	31 December 2003	31 December 2004
Net tangible fixed assets	1,694	1,688
Net intangible fixed assets	851	805
	2,545	2,493
- Offshore Construction	1,127	1,115
- Onshore Construction	244	233
- LNG	193	181
- MMO	85	78
- Offshore Drilling	656	661
- Onshore Drilling	95	87
- Leased FPSO	89	74
- Other	56	64
Financial investments	26	17
Non-current assets	**2,571**	**2,510**
Inventories	307	388
Other current assets	1,529	1,609
Current liabilities	(1,915)	(1,992)
Provision for contingencies	(117)	(118)
Net current assets	**(196)**	**(113)**
Employee termination benefits	**(31)**	**(34)**
CAPITAL EMPLOYED	**2,344**	**2,363**
Group Shareholders' Equity	**1,368**	**1,488**
Minority interest in net equity	**23**	**9**
Net financial debt – medium/long term	578	470
Net financial debt – short term	375	396
Net debt	**953**	**866**
COVER	**2,344**	**2,363**
SHARES ISSUED AND OUTSTANDING	**440,713,700**	**441,177,500**


Eni
GROUP

SAIPEM GROUP

RECLASSIFIED CONSOLIDATED INCOME STATEMENT BY NATURE OF COSTS

(million euros)

	2003	2004
Operating revenues	**4,231**	**4,306**
Other revenues and income	11	10
Purchases, services and other costs	(2,977)	(3,046)
Payroll and related costs	(704)	(740)
GROSS OPERATING INCOME	**561**	**530**
Amortisation, depreciation and write-downs	(258)	(240)
OPERATING INCOME	**303**	**290**
Financial expenses, net	(53)	(42)
Income from investments	16	19
INCOME BEFORE EXTRAORDINARY ITEMS & INCOME TAXES	**266**	**267**
Extraordinary expenses, net	(3)	–
INCOME BEFORE INCOME TAXES	**263**	**267**
Income taxes	(67)	(67)
NET INCOME BEFORE MINORITY INTEREST	**196**	**200**
Minority interest	–	(3)
NET INCOME	**196**	**197**
CASH FLOW *(Net income + Depreciation and amortisation)*	**454**	**437**


Eni
GROUP

SAIPEM GROUP

RECLASSIFIED CONSOLIDATED INCOME STATEMENT BY DESTINATION OF COSTS

(million euros)

	2003	2004
Operating revenues	**4,231**	**4,306**
Production costs	(3,658)	(3,747)
Idle costs	(78)	(78)
Selling expenses	(66)	(66)
Research and development costs	(9)	(9)
Other operating expenses, net	(2)	–
CONTRIBUTION FROM OPERATIONS	**418**	**406**
General and administrative expenses	(115)	(116)
OPERATING INCOME	**303**	**290**
Financial expenses, net	(53)	(42)
Income from investments	16	19
INCOME BEFORE EXTRAORDINARY ITEMS & INCOME TAXES	**266**	**267**
Extraordinary expenses, net	(3)	–
INCOME BEFORE INCOME TAXES	**263**	**267**
Income taxes	(67)	(67)
NET INCOME BEFORE MINORITY INTEREST	**196**	**200**
Minority interest	–	(3)
NET INCOME	**196**	**197**
CASH FLOW (Net income + Depreciation and amortisation)	**454**	**437**


Eni
GROUP

Website: www.saipem.eni.it
Switchboard: +39-025201
Shareholder Information:
Saipem S.p.A., Via Martiri di Cefalonia, 67 - 20097 San Donato Milanese (MI), Italy

Relations with institutional investors and financial analysts:
Mr Giulio Bozzini
Mr Salvatore Colli
Tel.: +39-02520.34653
Fax: +39-02520.54295
E-mail: investor.relations@saipem.eni.it



82.4776




Eni
G R O U P

PRESS RELEASE – 24TH FEBRUARY 2005

YEAR 2004 PRELIMINARY CONSOLIDATED RESULTS

Today, the Board of Directors of Saipem S.p.A. reviewed the preliminary consolidated results as of 31st December 2004; main data are as follows:

Year 2004

Revenues totalled 4,306 million euros (4,231 in 2003).

Operating income amounted to 290 million euros (303 in 2003).

Net income amounted to 197 million euros (196 in 2003), equal to an income per share of 0.45 euro (0.44 euro in 2003).

Cash flow (net income plus depreciation and amortisation) amounted to 437 million euros (454 in 2003).

Fourth Quarter 2004

Revenues totalled 1,237 million euros (1,228 million in the fourth quarter 2003).

Operating Income amounted to 90 million euros (84 million in the fourth quarter 2003).

Net Income amounted to 66 million euros (58 million in the fourth quarter 2003).

Cash flow amounted to 120 million euros (122 million in the fourth quarter 2003).

The comparison with the results of 2003 must recognise that approximately 70% of Group contracts are denominated in US dollars. The appreciation of the Euro against the US currency has therefore caused a reduction in euro-equivalent revenues for 2004 of approximately 450 million euros. The negative impact on the operating income, estimated at approximately 80 million euros, was largely offset by increased volumes, cost efficiencies and price improvements.


Eni
GROUP

Revenues for 2004 totalled 4,306 million euros, a 1.8% increase versus 2003, due to an increase (+6%) in the Offshore Construction sector, particularly in the Mediterranean and West Africa, whose effects have been partially diminished by reduced activities in the Onshore Construction sector (-17.9%), following the completion of major projects in Kazakhstan and Saudi Arabia.

Operating income showed a 13 million euro decrease compared with the previous year, with a decline in margin on revenues from 7.2% in 2003 to 6.7% in 2004, due to the aforementioned effect of the US dollar devaluation.

Net income, thanks to better results posted in the management of financing and the improved performance of financial investments, reached 197 million euros, a further slight increase on the record result achieved in 2003 (196 million euros).

Investments in vessels and equipment for 2004 amounted to 187 million euros (262 million in 2003) and consisted mainly of the following: maintenance and upgrading of existing asset base (107 million euros); investments in vessels and equipment for specific projects, mainly Kashagan and Sakhalin Onshore (56 million euros); capex to strengthen the operating bases/yards in Kazakhstan and West Africa (24 million euros).

Net financial debt at 31st December 2004 amounted to 866 million euros, a decrease of 87 million euros versus 31st December 2003. Leverage fell from 0.70 at 31st December 2003 to 0.58 at 31st December 2004. This reduction in net debt is due entirely to the operating cash flow generated during the year. The net working capital, although remaining negative, absorbed cash, since it did not benefit from the receipt of advance payments for new contracts towards the end of the year as it had done in 2003.


Eni
G R O U P

New Contracts and backlog

Notwithstanding the euro appreciation against the US dollar, in 2004 Saipem was awarded new contracts for **the record amount of 4,387 million euros** (4,298 million euros in 2003), of which 2,845 million are in the Offshore sectors (Construction and Drilling).
The order backlog at 31st December 2004 amounted to 5,306 million euros (5,255 million euros as of 31st December 2003).

Financial flows

The decrease in net financial debt of 87 million euros versus 31st December 2003 was due to the following:

Outflows

- capital expenditure on tangible and intangible fixed assets amounting to 199 million euros;
- increase in net current assets of 76 million euros;
- distribution of dividends of 65 million euros;
- reduction in minority interest in net equity of 14 million euros
- buy-back of treasury shares to the value of 9 million euros;

Inflows

- cash flow (net income plus depreciation and amortisation) of 437 million euros;
- sale of tangible assets of 7 million euros;
- increase in employee termination benefits of 3 million euros;
- effect of exchange rate fluctuations of 3 million euros.


Eni
GROUP

Management expectations for 2005

The oil industry is faced with continually increasing demand and the increasingly demanding challenge of replacing oil reserves. This has led many oil companies to increase the level of spending in recent years. This trend, favoured by high oil and gas prices, is expected to continue throughout 2005.

The positive overall trend of the market and Saipem's credibility and competitiveness, especially on complex projects in frontier areas, underpin expectations for 2005 to achieve further revenue growth, improving on the 2004 record, as well as the award of new contracts so as to maintain the high level of backlog.

The phenomenon that will continue to adversely affect Saipem's profit levels is the appreciation of the euro against the US dollar. This is because approximately 70% of Saipem's revenues are denominated in the American currency, whilst costs of the Milan and Paris operating centres as well as almost all depreciation - a total of approximately 560 million per annum - are denominated in euros.

The impact of the euro appreciation is felt approximately one year after contract award, i.e. the average time lag between contract acquisition (and hedging), and execution. In 2004 therefore, Saipem's average invoice exchange rate was 1.15 (while the average euro/US dollar ratio in the same period was 1.24). In 2005, the combination of contracts already in the backlog at end 2004 and to be executed during the current year, along with contracts to be acquired in 2005, are expected to lead to an approximate average invoice exchange rate of 1.23.

Euro appreciation from 1.15 to 1.23 is expected to have a two-fold impact. Firstly it will cause a reduction in the euro-equivalent contribution from USD-denominated contracts (translation effect), estimated at approximately 14 million euros. Secondly, the effect of the company's euro-denominated structural costs will determine a further reduction in operating income estimated at approximately 24 million euros.

Conversely:

- volumes are expected to grow thanks to the substantial order backlog at the end of 2004 and the positive overall market trend;
- in those business sectors and those areas where US competition is weakest, it is possible to gradually transfer to prices the effects of the euro's appreciation.

At present it is expected that, in 2005, the Group can repeat the record 2004 results, with possible room for further improvement.

Capital expenditure for 2005 is estimated at approximately 260 million euros and will include: maintenance and upgrades of vessels and equipment (160 million euros); the expansion of bases/yards in Kazakhstan and West Africa (30 million euros); the construction of new vessels and specific equipment required for contracts already in the backlog (70 million euros).
Depreciation and amortisation for 2005 is expected to total around 215 million euros.

Forward-looking statements are based on a number of assumptions and expectations that could ultimately prove inaccurate, as they are subject to risks and variables outside the company's control. These include: currency fluctuations, interest rate fluctuations, the level of capital expenditure in the oil and gas industry, as well as other industries, political instability in the Persian Gulf and/or other regions, and actions by the competition. Moreover, contract execution is also subject to variables outwith the company's control, such as weather conditions. Actual results could therefore differ materially from the forward-looking statements.


Eni
G R O U P

International Financial Reporting Standards (IFRS)

As of 1st January 2005, all European listed companies are required to produce their Consolidated Financial Statements in compliance with the new International Financial Reporting Standards (IFRS).

Owing to the complexity of this matter, the impact of the IFRS' introduction in Saipem is still under review. Analyses carried out to date indicate that (excluding the effect of IAS 39) net equity at the beginning of the period should show a modest increase, whilst consolidated net income should increase, mainly due to the discontinuance of the goodwill amortisation.

With regard to IAS 39 (relating to the recognition and measurement of financial instruments, namely hedging contracts), it is Saipem policy to hedge long-term contracts against exchange rate fluctuations. These hedging contracts, in part (the extent of which is still to be defined), would not be classified as specific hedging contracts as defined in IAS 39. Hence, for non-specific hedging contracts, revenues and costs are to be accounted for utilising spot exchange rates, and hedges are to be accounted at their fair value.

The application of this principle, while not having any appreciable effect in the long-term, can lead to pronounced short-term volatility in the company's results.

Saipem will continue to utilise hedging contracts, but will strive, insofar as the nature of its business allows, to satisfy the effectiveness criteria required by IAS 39. In any case, the periodic financial updates will highlight the effects that the new reporting standards have on hedging operations, so as to enable quarterly and yearly comparisons of data, net of these effects.


Eni
G R O U P

Analysis by business sector

Offshore Construction:

(million euros)

	Fourth Quarter		Year	
	2003	2004	2003	2004
Operating revenues	784	799	2,547	2,700
Operating expenses, net of cost of materials	(586)	(460)	(1,808)	(1,874)
Cost of materials	(101)	(241)	(398)	(493)
Depreciation and amortisation	(22)	(19)	(93)	(86)
Contribution from operations (*)	75	79	248	247
Depreciation of purchase cost allocated to ex Bouygues Offshore equipment	–	(1)	(1)	(1)
Goodwill amortisation ex Bouygues Offshore	(6)	(4)	(21)	(20)
Contribution from operations, net	69	74	226	226
New orders awarded	665	840	2,536	2,738

(*) *Operating Income before general and administrative expenses*

The backlog at 31st December 2004 amounted to 3,303 million euros, of which 2,033 million are to be realised in 2005.

- Revenues for 2004 amounted to 2,700 million euros, a 6.0% increase versus 2003, mainly due to full-scale operations of EPIC-type projects in West and North Africa.

- In 2004, contribution from operations amounted to 247 million euros, equal to 9.1% of revenues, versus 248 million euros, equal to 9.7% of revenues in 2003. This slight decrease in profitability is mainly attributable to the US Dollar devaluation, which was almost entirely offset by increased volumes generated during the year. Contribution from operations, net of goodwill amortisation, stood at 226 million euros, equal to 8.4% of revenues. In the fourth quarter, contribution from operations, net of goodwill amortisation, amounted to 74 million euros, equal to 9.3% of revenues, versus 69 million euros, equal to 8.8% of revenues in the same quarter 2003.


Eni
GROUP

- The most important contracts awarded to the Saipem Group during the fourth quarter include:
  - on behalf of AGIP KCO, the Kashagan Trunkline and Production Flowlines project in Kazakhstan, as part of the Kashagan Field Development in the Kazakh waters of the Caspian Sea. The Contract comprises engineering, procurement of materials, coating, laying and commissioning of pipelines, fibre optic cables and umbilicals. The pipes are to be supplied by the client;
  - on behalf of AGIP KCO, the Kashagan Piles and Flares project in Kazakhstan, as part of the Kashagan Field Development in the Kazakh waters of the Caspian Sea. The contract comprises construction, assembly, transport and installation of piles, flares in addition to sixteen barges to house plant modules; the scope of work also includes the procurement, fabrication and installation of associated mooring and protection structures;
  - on behalf of AKOP (Aker Kvaerner Offshore Partners), the Frigg and MCP-01 Decommissioning project, comprising the removal and transport of seven platforms located on the Frigg e MCP-01 gas fields in the North Sea.



Onshore Construction:

(million euros)

	Fourth Quarter		Year	
	2003	2004	2003	2004
Operating revenues	199	157	742	609
Operating expenses, net of cost of materials	(118)	(84)	(449)	(387)
Cost of materials	(48)	(54)	(178)	(142)
Depreciation and amortisation	(12)	(4)	(37)	(22)
Contribution from operations (*)	21	15	78	58
Goodwill amortisation ex Bouygues Offshore	(2)	(3)	(8)	(9)
Contribution from operations, net	19	12	70	49
New orders awarded	–	96	862	596

(*) *Operating Income before general and administrative expenses*

Order backlog at 31st December 2004 amounted to 763 million euros, of which 538 are to be realised in 2005.

- Revenues for 2004 were 133 million euros lower than those attained in 2003 (-17.9%) following the almost total completion of large projects in Kazakhstan and Saudi Arabia, which were only partially compensated for by the full scale operations of projects in North Africa and the Sakhalin II project in Russia.

- In 2004, contribution from operations amounted to 58 million euros, equal to 9.5% of revenues, versus 78 million euros, equal to 10.5% of revenues for 2003. The higher level of margin attained in 2003 was due to contingency released in the final stages of projects. Contribution from operations, net of goodwill amortisation, stood at 49 million euros, with margin at 8% of revenues. Contribution from operations in the fourth quarter, net of goodwill amortisation, stood at 12 million euros, with margin at 7.6% of revenues, versus 19 million euros, equal to 9.5% of revenues for the same quarter 2003.

- The most important contract awarded to the Saipem Group during the fourth quarter 2004 was:
  - on behalf of AGIP KCO, as part of the aforementioned Kashagan Trunkline and Production Flowlines project in Kazakhstan, pipelaying operations for various onshore lines.


Eni
GROUP

Liquefied Natural Gas (L.N.G.):

(million euros)

	Fourth Quarter		Year	
	2003	2004	2003	2004
Operating revenues	56	65	205	215
Operating expenses	(47)	(57)	(163)	(178)
Depreciation and amortisation	(3)	(1)	(10)	(9)
Contribution from operations (*)	6	7	32	28
Goodwill amortisation ex Bouygues Offshore	(2)	(3)	(8)	(9)
Contribution from operations, net	4	4	24	19
New orders awarded	47	7	273	344

(*) *Operating Income before general and administrative expenses*

The backlog at 31st December 2004 amounted to 447 million euros, of which 238 million are to be realised in 2005.

- Operations carried out mainly in India, China and Spain enabled the company to achieve revenues of 215 million euros in 2004, a 4.9% increase versus the previous year.

- In 2004, contribution from operations, net of goodwill amortisation, amounted to 19 million euros, with margin equal to 8.8% of revenues, versus 24 million euros, equal to 11.7% of revenues, in 2003. This decrease in margin can be mainly attributed to recently acquired projects being in their initial stages. In the fourth quarter 2004, contribution from operations, net of goodwill amortisation, is in line with that recorded in the fourth quarter 2003.


Eni
GROUP

Maintenance, Modification & Operation (M.M.O.):

(million euros)

	Fourth Quarter		Year	
	2003	2004	2003	2004
Operating revenues	64	89	208	288
Operating expenses	(58)	(83)	(192)	(264)
Depreciation and amortisation	(1)	(1)	(3)	(5)
Contribution from operations (*)	5	5	13	19
Goodwill amortisation ex Bouygues Offshore	(1)	(1)	(4)	(4)
Contribution from operations, net	4	4	9	15
New orders awarded	45	79	193	305

(*) *Operating Income before general and administrative expenses*

The backlog at 31st December 2004 amounted to 63 million euros, of which 36 million are to be realised in 2005.

- Operational activities, carried out mainly in France, Italy, West Africa and Russia, achieved revenues for the year of 288 million euros, an 80 million euro increase versus 2003, due mainly to activities carried out in Italy from the second half of 2003.

- In 2004, contribution from operations, net of goodwill amortisation, amounted to 15 million euros, with margin equal to 5.2% of revenues. Margin in the fourth quarter 2004 stood at 4.5%, versus 6.2% for the same quarter 2003.

- Major contracts won during the fourth quarter include:
  - on behalf of TotalFinaElf, the extension of contracts for activities in France;
  - on behalf of Eni E&P, maintenance of upstream installations in Italy.


Eni
G R O U P

Offshore Drilling:

(million euros)

	Fourth Quarter		Year	
	2003	2004	2003	2004
Operating revenues	72	76	298	289
Operating expenses	(54)	(47)	(204)	(181)
Depreciation and amortisation	(10)	(11)	(37)	(42)
Contribution from operations (*)	8	18	57	66
New orders awarded	27	46	247	107

(*) *Operating Income before general and administrative expenses*

The backlog at 31st December 2004 amounted to 317 million euros, of which 210 million are to be realised in 2005.

Operating revenues for 2004 showed a 3% downturn versus 2003, attributable to the US dollar devaluation and the temporary suspension of operations by the semi-submersible platform Scarabeo 4, the jack-ups Perro Negro 3 and Perro Negro 5, which underwent project specific upgrades, structural repairs or remained idle. This inactivity was only partially compensated for by the full scale operations of the semi-submersible platforms Scarabeo 5, Scarabeo 6 and Scarabeo 7.

- Contribution from operations in 2004 increased by 9 million euros versus 2003, with a margin on revenues rising from 19.1% to 22.8%. This was due to higher day rates versus the previous year in addition to increased efficiency in the operations of some vessels.

  In the fourth quarter, contribution from operations stood at 18 million euros, equal to 23.7% of revenues, versus 8 million euros, 11.1% of revenues during the fourth quarter 2003.


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- Vessel utilisation was as follows:

Vessel	*days under contract*	
Semi-submersible platform Scarabeo 3	246	**a**
Semi-submersible platform Scarabeo 4	-	**b**
Semi-submersible platform Scarabeo 5	366	
Semi-submersible platform Scarabeo 6	331	**c**
Semi-submersible platform Scarabeo 7	366	
Drillship Saipem 10000	366	
Jack-up Perro Negro 2	366	
Jack-up Perro Negro 3	154	**a**
Jack-up Perro Negro 4	352	**c**
Jack-up Perro Negro 5	-	**d**

a= for the remaining days (to 366) the vessel underwent upgrading works in view of a new contract.
b= the vessel underwent structural repairs (182 days) and was idle for the remaining period (184 days).
c= for the remaining days (to 366) the vessel underwent structural repairs.
d= the vessel underwent structural repairs (122 days) and was idle for the remaining period (244 days).

- The most significant contracts won during the fourth quarter included:
  - on behalf of Saudi Aramco, the three-year charter of the jack-up Perro Negro 2 in Saudi Arabia;
  - on behalf of Petrobel, the two-year charter of the jack-up Perro Negro 4 in Egypt.



Onshore Drilling:

(million euros)

	Fourth Quarter		Year	
	2003	2004	2003	2004
Operating revenues	42	41	192	158
Operating expenses	(33)	(32)	(149)	(120)
Depreciation and amortisation	(4)	(4)	(20)	(18)
Contribution from operations (*)	5	5	23	20
New orders awarded	105	179	176	275

(*) *Operating income before general and administrative expenses*

The backlog at 31st December 2004 amounted to 296 million euros, of which 119 million are to be realised in 2005.

- Operating revenues for 2004 show a 17.7% reduction versus those for 2003, largely due to the reduced levels of activity in West and North Africa as well as the appreciation of the euro against the US Dollar.

- In 2004, contribution from operations fell by 3 million euros versus the previous year, whilst the margin on revenues increased from 12% to 12.7%. This increase in margin is attributed to improved efficiency on the rigs operating in Latin America and Saudi Arabia.

- Average utilisation of rigs stood at 78% (81% in 2003); rigs were located as follows: 11 in Peru, 8 in Saudi Arabia, 6 in Venezuela, 3 in Italy, 3 in Algeria, 2 in Egypt, 2 in Kazakhstan and 1 in Nigeria.
  In addition, 5 third-party rigs were deployed in Peru and 1 in Kazakhstan by the joint-venture company SaiPar.
  Finally, 1 rig, owned jointly with third parties, operated in Kazakhstan.

- The most significant contracts won during the fourth quarter 2004 included:
  - on behalf of Agip KCO, drilling activities due to last approximately five years in the D Block of the Kashagan field in Kazakhstan, to be carried out by two rigs owned by the Client;
  - on behalf of Saudi Aramco, the three-year charter of two rigs in Saudi Arabia;


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- on behalf of PDVSA, the twelve-month charter of a rig in Venezuela;
- on behalf of Gulf Keystone, the one-year charter of a rig in Algeria;
- on behalf of First Calgary Petroleum, the one-year charter of a rig in Algeria.


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Leased FPSO:

(million euros)

	Fourth Quarter		Year	
	2003	2004	2003	2004
Operating revenues	11	10	39	47
Operating expenses	(5)	(6)	(18)	(26)
Depreciation and amortisation	(2)	(2)	(12)	(10)
Contribution from operations (*)	4	2	9	11
New orders awarded	–	–	11	22

(*) *Operating income before general and administrative expenses*

The backlog at 31st December 2004 amounted to 117 million euros, of which 20 million are to be realised in 2005.

- In 2004, operating revenues increased by 20.5% versus 2003, as a result of operations relating to the project for the recovery of crude oil from the wrecked tanker "Prestige". Contribution from operations amounted to 11 million euros, equal to 23.4% of revenues, versus 9 million euros, equal to 23.1% of revenues for 2003.

- The production units FPSO–Firenze and FPSO–Mystras have been in continuous operation throughout the year. The FPSO-Jamestown was sold to third parties on 23rd June 2004, as it became surplus to operational requirements.

Attachments:
- Reclassified Consolidated Balance Sheet and Reclassified Consolidated Income Statements by nature and destination of costs.

San Donato Milanese, 24th February 2005


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RECLASSIFIED CONSOLIDATED BALANCE SHEET

(million euros)

	31st December 2003		31st December 2004	
Net tangible fixed assets		1,694		1,686
Net intangible fixed assets		851		805
		2,545		2,491
- Offshore Construction	1,127		1,113	
- Onshore Construction	244		233	
- LNG	193		181	
- MMO	85		78	
- Offshore Drilling	656		661	
- Onshore Drilling	95		87	
- Leased FPSO	89		74	
- Other	56		64	
Financial investments		26		17
Non-current assets		**2,571**		**2,508**
Treasury shares	13		22	
Working capital	(92)		(15)	
Provision for contingencies	(117)		(118)	
Net current assets		**(196)**		**(111)**
Employee termination benefits		(31)		(34)
CAPITAL EMPLOYED		**2,344**		**2,363**
Net equity		**1,368**		**1,488**
Minority interest in net equity		**23**		**9**
Net financial debt		**953**		**866**
COVER		**2,344**		**2,363**
SHARES ISSUED AND OUTSTANDING		**440,713,700**		**441,177,500**


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RECLASSIFIED CONSOLIDATED INCOME STATEMENTS BY NATURE OF COSTS

(million euros)

	Fourth Quarter		Year	
	2003	2004	2003	2004
Operating revenues	**1,228**	**1,237**	**4,231**	**4,306**
Other revenues and income	4	4	11	10
Purchases, services and other costs	(916)	(907)	(2,977)	(3,046)
Payroll and related costs	(168)	(190)	(704)	(740)
GROSS OPERATING INCOME	**148**	**144**	**561**	**530**
Amortisation, depreciation and write-downs	(64)	(54)	(258)	(240)
OPERATING INCOME	**84**	**90**	**303**	**290**
Financial expenses	(11)	(9)	(53)	(42)
Income from investments	7	7	16	19
INCOME BEFORE EXTRAORDINARY ITEMS & INCOME TAXES	**80**	**88**	**266**	**267**
Extraordinary expenses, net	(2)	–	(3)	–
INCOME BEFORE INCOME TAXES	**78**	**88**	**263**	**267**
Income taxes	(21)	(22)	(67)	(67)
NET INCOME BEFORE MINORITY INTEREST	**57**	**66**	**196**	**200**
Minority interest	1	–	–	(3)
NET INCOME	**58**	**66**	**196**	**197**
CASH FLOW *(Net income + Depreciation and amortisation)*	**122**	**120**	**454**	**437**


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RECLASSIFIED CONSOLIDATED INCOME STATEMENTS BY DESTINATION OF COSTS

(million euros)

	Fourth Quarter		Year	
	2003	2004	2003	2004
Operating revenues	**1,228**	**1,237**	**4,231**	**4,306**
Production costs	(1,077)	(1,079)	(3,658)	(3,747)
Idle costs	(18)	(20)	(78)	(78)
Selling expenses	(14)	(14)	(66)	(66)
Research and development costs	(3)	(3)	(9)	(9)
Other operating expenses, net	(3)	(2)	(2)	–
CONTRIBUTION FROM OPERATIONS	**113**	**119**	**418**	**406**
General and administrative expenses	(29)	(29)	(115)	(116)
OPERATING INCOME	**84**	**90**	**303**	**290**
Financial expenses	(11)	(9)	(53)	(42)
Income from investments	7	7	16	19
INCOME BEFORE EXTRAORDINARY ITEMS & INCOME TAXES	**80**	**88**	**266**	**267**
Extraordinary expenses, net	(2)	–	(3)	–
INCOME BEFORE INCOME TAXES	**78**	**88**	**263**	**267**
Income taxes	(21)	(22)	(67)	(67)
NET INCOME BEFORE MINORITY INTEREST	**57**	**66**	**196**	**200**
Minority interest	1	–	–	(3)
NET INCOME	**58**	**66**	**196**	**197**
CASH FLOW (Net income + Depreciation and amortisation)	**122**	**120**	**454**	**437**


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Saipem S.p.A., Via Martiri di Cefalonia, 67 - 20097 San Donato Milanese (MI), Italy

Relations with institutional investors and financial analysts:
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Mr Salvatore Colli
Tel.: +39-02520.34653
Fax: +39-02520.54295
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